Exhibit 15.1

To the Board of Directors and Shareholders of

Work Medical Technology Group Limited

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim financial information of WORK Medical Technology Group LTD and its subsidiaries for the six-month periods ended March 31, 2024 and 2023, as indicated in our report dated July 5, 2024, except for the subsequent events discussed in Note 19 as to which the date is December 20, 2024; because we did not perform an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

San Mateo, California	WWC, P.C.
December 20, 2024	Certified Public Accountants
PCAOB ID: 1171